UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**): April 7, 2011**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS & FINANCIAL STATEMENTS

Item 4.01 - Changes in Registrant's Certifying Accountant.

Demetrius & Company, L.L.C., formerly the independent registered public accountant for Eternal Image, Inc. (the "Company"), resigned as the Company's independent registered public accountant on April 7, 2011 based upon the fact that they have not received payment of their prior year audit fee and therefore are not independent under the laws of the Securities and Exchange Commission. A copy of the resignation letter is attached as Exhibit 16.1 to this Current Report on Form 8-K.

At this time, the Company has not engaged new auditors but is in the process of vetting two firms local to its office in metro-Detroit.

The action to engage new auditors was approved by the Board of Directors. No audit committee exists, other than the members of the Board of Directors.

In connection with audit of fiscal years ended December 31, 2009 and 2008 and the cumulative period of January 1, 2010 through September 30, 2010 and through the date of resignation of the accountants, no disagreements exist with the former independent registered public accountant on any matter of accounting principles or practices, financial statement disclosure, internal control assessment, or auditing scope of procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit reports by Demetrius & Company, L.L.C. for the fiscal years ended December 31, 2009 and 2008, contained an opinion which included a paragraph discussing uncertainties related to continuation of the Company as a going concern and did not include an adverse opinion or a disclaimer of opinion or were not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Demetrius & Company, L.L.C. with a copy of this Current Report on Form 8-K, and requested that Demetrius & Company, L.L.C. furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Demetrius & Company, L.L.C. agrees with the statements made by Company in response to the disclosures required by Item 304(a) of Regulation S-K contained herein. The Company subsequently received the requested letter, and a copy of such letter is attached as Exhibit 16.2 to this Current Report on Form 8-K.

SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS

ITEM 9.01(d) EXHIBITS

Exhibit Number	Description
16.1	April 7, 2011, Resignation Letter from Demetrius & Company, L.L.C.
16.2	April 11 2011, Letter from Demetrius & Company, L.L.C. addressed to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: April 12, 2011

By: /s/ *Clint Mytych*

Clint Mytych
Chief Executive Officer, Chief Financial Officer and Chairman





Exhibit 16.1

DCO DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

April 7, 2011

To the Board of Directors
Eternal Image Inc.
28800 Orchard Lake Road
Suite 130
Farmington Hills, MI 48334

Dear Board of Directors:

We are advising you of our decision to resign as Independent Auditors of Eternal Image Inc. for the year ended December 31, 2010.

This decision is based upon the fact that we have not received payment of our prior year audit fee and therefore are not independent under the laws of the Security Exchange Commission.

We will, by separate letter, as is required, advise the SEC of our decision tomorrow morning.

We appreciate the opportunity to have assisted you in the past and wish the company a very successful future.

Sincerely Yours

Demetrius & Company, L.L.C.
For the firm:
John A. Demetrius, Member

cc: Securities Exchange Commission
Tom Boccieri, Esq.

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
212-682-0653 ▪ www.demetrius-llc.com

A PCAOB REGISTERED FIRM

IAPA A global association of independent accounting firms and groups - IAPA

Exhibit 16.2

April 11, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Eternal Image, Inc.'s statements included under Item 4.01 of its Form 8-K for April 7, 2011, and we agree with such statements concerning our Firm.

/s/ Demetrius & Company, L.L.C.